UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for

January 2015 Up 12.2% Year over Year

Mexico City, February 4, 2015 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for January 2015 increased by 12.2% when compared to January 2014.

This announcement reflects comparisons between January 1 through January 31, 2015 and 2014. Transit and general aviation passengers are excluded.

Domestic
Airport	January 2014	January 2015	% Change
Cancún	386,276	420,972	9.0
Cozumel	5,924	8,081	36.4
Huatulco	32,845	40,307	22.7
Mérida	107,060	113,278	5.8
Minatitlán	16,561	17,841	7.7
Oaxaca	37,131	43,717	17.7
Tapachula	13,647	17,922	31.3
Veracruz	75,231	86,150	14.5
Villahermosa	80,527	91,750	13.9
Total Domestic	755,202	840,018	11.2

International
Airport	January 2014	January 2015	% Change
Cancún	1,129,573	1,283,991	13.7
Cozumel	42,791	46,190	7.9
Huatulco	20,997	22,116	5.3
Mérida	10,638	9,374	(11.9)
Minatitlán	714	792	10.9
Oaxaca	6,367	6,817	7.1
Tapachula	1,264	1,070	(15.3)
Veracruz	7,365	7,073	(4.0)
Villahermosa	5,163	4,753	(7.9)
Total International	1,224,872	1,382,176	12.8

ASUR Page 1 of 2

Total
Airport	January 2014	January 2015	% Change
Cancún	1,515,849	1,704,963	12.5
Cozumel	48,715	54,271	11.4
Huatulco	53,842	62,423	15.9
Mérida	117,698	122,652	4.2
Minatitlán	17,275	18,633	7.9
Oaxaca	43,498	50,534	16.2
Tapachula	14,911	18,992	27.4
Veracruz	82,596	93,223	12.9
Villahermosa	85,690	96,503	12.6
ASUR Total	1,980,074	2,222,194	12.2

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: February 7, 2015